U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           VIVA GAMING & RESORTS INC.
                           --------------------------
                 (Name of Small Business Issuer in its charter)



                    Florida                           65-0609891
                    -------                           ----------
         (State of incorporation)       (I.R.S. Employer Identification No.)



3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV                                            89109
-------------                                            -----
(Address of principal executive offices)               (Zip Code)


Issuer's Telephone Number:    (702)262-6477
                              -------------


Securities to be registered pursuant to 12(b) of the Act:

                                      None
                                      ----



Securities to be registered pursuant to 12(g) of the Act:

                         Common Stock, $.001 Par Value
                         -----------------------------
                                (Title of Class)




                                TABLE OF CONTENTS
                                                                                                         Page No.
                                                                                                         --------
PART I
Item 1.           Description of Business..............................................................      3

Item 2.           Description of Property..............................................................      7

Item 3.           Directors, Executive Officers and Significant Employees..............................      8

Item 4.           Remuneration of Directors and Officers...............................................      9

Item 5.           Security Ownership of Management and Certain Security
                  Officers.............................................................................     11

Item 6.           Interest of Management and Others in Certain Transactions............................     12

Item 7.           Securities Being Offered.............................................................     13


PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters..........................................     15

Item 2.           Legal Proceedings....................................................................     15

Item 3.           Changes in and Disagreements with Accountants........................................     16

Item 4.           Recent Sales of Unregistered Securities..............................................     16

Item 5.           Indemnification of Directors and Officers............................................     17


PART FS

                  Financial Statements.................................................................     18


PART III

Item 1.           Index to Exhibits....................................................................    E-1


         The information contained in this registration statement about us and our business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. We do not have a policy of updating or revising forward- looking statements and thus it should not be assumed that silence by our management over time means that actual events are bearing out as estimated in such forward looking statements.


                                     PART I
                                     ------


ITEM 1.           DESCRIPTION OF BUSINESS

General

         References in this registration statement to VIVA, us, we and our are to VIVA GAMING & RESORTS INC.

         We have no obligation to file this Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are registering our common stock on this Form 10-SB registration statement on a voluntary basis, so that we can meet the criteria for continued listing of our common stock on the OTC Bulletin Board. Commencing on the effective date of this registration statement, we will become obligated to file reports in accordance with Section 13 of the Exchange Act. We believe that these filings, together with the visibility that continued listing on the Bulletin Board will provide, are in the best interest of our shareholders and the investment community.

Organization

         We were incorporated in Florida on December 9, 1997, under the name Watt Comm International, Inc. Effective April 1, 1998, we entered into an agreement to acquire all of the outstanding shares of Watt Shop Communications Ltd., a retailer of wireless products and provider of telecommunications services in Western Canada. Watt Shop is related to us by common control. In April 1999, by mutual consent of the parties, our agreement to acquire the shares of Watt Shop was rescinded. As a result, we reconveyed the shares of Watt Shop we acquired under the agreement and returned to our treasury the 1,500,000 shares of our common stock issued in connection with the agreement. On May 11, 1999, we changed our name to VIVA GAMING & RESORTS.COM, INC., and on October 12, 1999, we changed our name to VIVA RESORTS & GAMING INC.

         Except as described in the preceding paragraph, we have not been involved in any bankruptcy, receivership or similar proceeding, nor have we been involved in any material reclassification, merger, consolidation, or purchase or sale or a significant amount of assets not in the ordinary course of business.

Planned Operations

         Following rescission of our stock purchase agreement to acquire The Watt Shop, management undertook to identify various industries in which to seek an operating business to serve as our core operations. Management identified the casino gaming industry as exhibiting strong potential for reasons including:

         o the increasing popularity of casino gaming in the United States;
         o the recent world-wide expansion of casino gaming;
         o the lack of experienced gaming management; and
         o the vast financial market associated with the casino gaming industry.

         Following an evaluation of relevant circumstances, we concluded that we could create a viable and successful business by acquiring or developing and managing casino gaming operations that are either undervalued or evidence a high rate of profitability, and by providing consulting and managerial services relating to the management and operation of those facilities. The business model that we have created requires us to identify and recruit strong managerial talent in the casino and gaming industry. The successful implementation of our business model will enable us to generate revenues from:

         o         casino management and participation fees;
         o         consulting fees;
         o         activities conducted by businesses acquired by us; and
         o appreciation from equity acquired in connection with project participation.

         In furtherance of our business model:

         o We have entered into an agreement to employ Martin R. Gross as our President and Chief Executive Officer. Mr. Gross has over 20 years experience in the gaming and hotel industries, including executive management positions with properties including the MGM Grand, The Mirage and the Flamingo Hilton. He also led the financial turnaround of prominent Las Vegas hotel/casinos including Four Queens Hotel and Casino, Maxim Hotel and Casino and Riviera Hotel & Casino.

         o        John D. Lee has become a member of our board of directors. Mr.
                  Lee is a practicing attorney in Nevada, actively engaged in providing legal services in areas including gaming, entertainment law and real estate development.

         o We have engaged two independent consultants to provide us with advice and consultation in connection with our efforts to own and operate gaming properties world-wide, including securing related financing.

        o In November 1999, we entered into a Memorandum of Understanding with Wagon Wheel Resorts, Casinos and Entertainment Inc. which provides that we develop and operate a full-service casino facility on behalf of the Roseau River First Nation, to be located approximately 60 miles south of Winnipeg, Canada. Following our review of applicable government regulations, we have determined that completion of the project is not economically feasible unless and until changes are made to existing regulations governing First Nation gaming in Manitoba, Canada. We will continue to monitor government policy to determine the future of casino operations in Manitoba.

        o In November 1999, we entered into a Memorandum of Understanding with Onion Lake First Nation, for us to design, develop and operate a newly-planned casino facility in Alberta, Canada, and to manage the facility for at least five years. Following our review of applicable government regulations, we have determined that completion of the project is not economically feasible unless changes are made to existing revenue-sharing regulations. We are actively participating in negotiations with regulatory authorities designed to modify existing regulations so that this project might become economically viable.

         o We have engaged Las Vegas Internet Partners to design, develop and manage our web site. Our web site, with a URL at www.vivagaming.com, became operational in November 1999.

         o In February 2000, we engaged a consultant to represent us in gaining access to Indian gaming operations in California. Since the recent approval of gaming facilities in California, it is anticipated that approximately 50 Class III gaming facilities will become operational over the next several years. We are seeking consulting or managerial agreements from operators of these facilities, and we recently submitted a proposal, through our consultant, for engagement by an established casino in Northern California.

         o In March 2000, we organized a Nevada limited liability company to operate a full-service Day Cruise to Nowhere gaming facility. We are currently the sole member of the LLC. The LLC proposes to sell membership interests in the LLC to fund the LLC's plans to operate the Cruise to Nowhere. While sale of membership interests will likely reduce our equity ownership of the LLC to less than 50%, we also expect to generate revenues from managerial services to be rendered. The LLC has entered into a five-year lease with the Port of Corpus Christi, Texas, to lease a six acre parcel of property in Port Aransas that will serve to allow passengers access to the Cruise to Nowhere. All gaming will take place at sea, at least nine miles outside the territorial boundaries of Texas. The LLC is obligated to make monthly lease payments commencing July 1, 2000, at an initial rent of $3,200 per month. Until such time as the LLC obtains equity or debt financing, the Company may, but is not obligated to, advance funds to the LLC to enable it to meet its current obligations.

         We have not yet engaged in any revenue-producing activities, nor are we a party to any binding agreements that will generate revenues. However, we continue to seek and evaluate various opportunities consistent with our business model that we believe will, over time, allow us to become profitable and enhance shareholder values. Due to our lack of revenue-production to date, and our lack of contractual commitments to generate revenue, there is no basis at this time for investors to make an informed determination as to the prospects for our future success. For similar reasons, our auditors have included in their report covering our financial statements for the years ended December 31, 1999 and 1998, that there is substantial doubt about our ability to continue as a going concern.

         To date, we have funded our operations through a combination of borrowings and the sale of our equity securities. In early 2000, we completed the sale of units consisting of a total of 120,000 shares of stock and 80,000 warrants, resulting in net proceeds to us of approximately $430,000. We are seeking to raise approximately an additional $2,500,000 prior to completion of this phase of financing. The sale of these shares was and will be effected off-shore, pursuant to SEC rules, regulations and interpretations, including Regulation S. During February and March 2000, we received gross proceeds of $800,000 in connection with subscriptions we received for 192,000 shares and 128,000 warrants.

         We believe that the funds presently available to us will enable us to sustain operations for a period of at least 12 months. Thereafter, to the extent that we are unable to generate revenues from operations sufficient to cover our operating costs, we will be required to seek additional funding. There is no assurance additional financing, if required, will be available to us upon acceptable terms.

Competition

         We will compete with numerous casinos and gaming management companies, many of which have far greater financial and other resources than we do. Many of these companies have established histories and relationships in the gaming industry that enable them to attract talent, manage gaming and hotel facilities and financing. Moreover, proven track records are of paramount consideration in selecting managerial talent. While our management team has significant experience in the casino industry, we, as a company, have no proven track record in the casino and hotel industry. There is no assurance that we will be able to successfully compete in this industry.

Government Regulations

         Casino operations are subject to numerous state, local and provincial regulations, the compliance with which could have a significant impact upon our proposed operations. Gaming is considered by all jurisdictions as a privilege, not a right. Each state and Canadian province, as well as many Native American jurisdictions, have their own gaming laws and regulatory agencies. Depending upon the degree of regulatory enactment, the level of scrutiny and governing bodies differ, both as to application of rules and approvals necessary in order to operate.

         In order for any individual or legal entity to do business as a gaming company, most jurisdictions require that an application be completed and filed with the applicable gaming commission. This application must be submitted by the individual or legal entity which encompasses detailed information involving personal histories and financial information over the last five years. The application process is currently taking between six months and two years to be completed. The range in times reflects the complexity of the applicant's background. Applicants that have previously held licenses can generally be approved quicker than those that have not previously been licensed. An applicant's behavior and compliance with the applicable regulatory requirements of a jurisdiction will generally be considered at the time of application, and, thereafter, the failure to follow existing gaming regulations in one jurisdiction may have a detrimental effect on gaming privileges in a jurisdiction that the applicant is already licensed in. Each Gaming Board charges the applicant a fee for the application and also the costs associated with the investigation of the applicant. The amount of fees and costs varies from jurisdiction to jurisdiction. No applicant can do business as a gaming company in a jurisdiction until such time as the applicable Gaming Board has approved the applicant.

Employees

         We currently have one full-time employee - Mr. Martin Gross. As prospects and circumstances warrant, we will engage additional full-time and part-time employees, as well as consultants, to perform required services.

Availability of Additional Information

         We have filed this registration statement on Form 10-SB under the Exchange Act. This registration statement does not contain all of the information contained in the exhibits filed with it. Statements contained in this registration statement as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as exhibits to this registration statement, and these statements are qualified in their entirety by reference to the contract or document.

         The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330.

         The registration statement, including all exhibits, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system. Following the effective date of the registration statement, we will become subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our shareholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law. This registration statement and other filings made by us with the SEC through its Electronic Data Gathering, Analysis and Retrieval Systems are publicly available through the SEC's site on the World Wide Web located at http//www.sec.gov.

ITEM 2.           DESCRIPTION OF PROPERTY

         We currently lease approximately 315 square feet of office space at 3753 Howard Hughes Parkway, Las Vegas, Nevada. The lease, which commenced on August 15, 1999 and terminates on July 31, 2000, requires us to pay monthly rental of $2,650. Upon expiration of the lease we intend to renew our current lease or, should circumstances warrant, seek additional space in Las Vegas.

ITEM 3.           DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT
                  EMPLOYEES

         The following table contains the names, ages and positions of our executive officers and directors. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the board.

                                                                                                 Director
Name                                Age                       Position                           Since
----                                ---                       --------                           -----
Robert Sim                          46                        Chairman of the Board              1999

Rosemarie Sim                       43                        Secretary and Director             1999

Martin R. Gross                     43                        Chief Executive Officer
                                                              President and Director             1999

John D. Lee                         45                        Director                           1999

         Robert Sim, our founder, served as our President from December 7, 1997 to April 30, 1999, as a director since December 7, 1997 and as our Chairman of the Board since April 30, 1999. Mr. Sim served as a director of International Thunderbird Gaming Co. from October 1992 until August 1995. He has also served as a director of Jaguar Gaming Corporation, a publicly-held company from March 1998 to June 1999. For the preceding five years, Mr. Sim has also participated, as founder, officer, director and/or partner, of approximately 20 privately-held, service-oriented businesses in Canada. These businesses operate in such areas as electrical services, fire alarm services and night club operations.

         Rosemarie Sim has served as our Secretary and a director since April 30, 1999. She is the spouse of Robert Sim and, since 1985, has managed marketing and promotion for the Robert Sim group of companies. Since November 1998, Ms. Sim has also served as President of 619,712 Saskatchewan Ltd., the operator of Habano's, a cigar and martini club located in Regina, Saskatchewan.

         Martin R. Gross has served as our President since June 1999. From September 1998 until June 1999, Mr. Gross acted as an independent gaming consultant. From June 1998 to September 1998, he served as Acting General Manager for the Maxim Hotel and Casino in Las Vegas, Nevada, where he analyzed that company's condition and provided his advise in areas of operations, controls, marketing programs and financial status. From January 1996 until June 1998 he was General Manager of Four Queens Hotel and Casino/Riviera Gaming Management, where he supervised all operations of this 700 room, 32,000 square foot casino. From April 1992 until June 1998 Mr. Gross also served as Vice President of Riviera Gaming Management and Vice President of Sales and Marketing/Special Events, Riviera Hotel and Casino in Las Vegas, Nevada, where he administered all sales revenue operations for the 2,100 room hotel, 100,000 square foot casino. Mr. Gross was a member of the management team engaged to revitalize Riviera Hotel and Casino following its Chapter 11 bankruptcy filing. Mr. Gross' career in the gaming industry also includes executive positions with the Alexis Park Resort Hotel, The Mirage, the MGM Grand Hotel Corp./Bally's, the Frontier Hotel & Casino and the Flamingo Hilton Hotel & Casino, all located in Las Vegas, Nevada. Mr. Gross received a bachelor of science degree in Hotel Administration from the University of Nevada , Las Vegas, in 1979.

         John Lee has served as a member of our board of directors since July 1999. In 1981, Mr. Lee founded and continues to serve as managing attorney for John Doechung, Chtd., a Nevada professional corporation. Mr. Lee practices in the fields of general and complex litigation, immigration, real estate development, gaming and entertainment law.

         There are no family relationships between any of our directors, executive officers and/or directors, nominees therefore or significant employees, except that Robert Sim and Rosemarie Sim are husband and wife.

Involvement in Certain Legal Proceedings.

         During the past five years, none of the following events have occurred which are material to the evaluation of the ability or integrity of any of our directors, executive officers or persons nominated to become directors or executive officers:

         (1) a petition under the Bankruptcy Act or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association if which he was an executive officer at or within two years before the time of such filing; and/or

         (2) such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

ITEM 4.           REMUNERATION OF DIRECTORS AND OFFICERS

Summary Compensation Table

         The following table sets forth information relating to all compensation awarded to, earned by or paid by us during each of the preceding three fiscal years to: (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999:

                                    Fiscal                             Other Annual                     LTIP     All Other
Name and Principal Position          Year        Salary       Bonus    Compensation     Options/ (#)    Payouts  Compensation
---------------------------          ----        -------      -----    ------------     ------------    -------  ------------
Martin Gross, CEO                    1999       $97,500         -           -             300,000          -         -
                                     1998         -             -           -              -               -         -
                                     1997         -             -           -              -               -         -

Option Grants in Last Fiscal Year

         The following table sets forth information concerning our grant of options to purchase shares of our common stock and SARs during the fiscal year ended December 31, 1999 to (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999.

                                                Percent of
                                Number of     Total Options/
                               Securities      SARs Granted
                               Underlying      To Employees          Exercise Or
                              Options/SARs       In Fiscal           Base Price
      Name                     Granted (#)          Year               ($/Sh)           Expiration Date
      ----                     -----------          ----               ------           ---------------

Martin Gross, CEO                 300,000           26%                 $3.35             12/28/2001

Option Exercises and Holdings

         The following table contains information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1999 to (a) our Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values



                                                                            Number of
                                                                           Securities            Value of
                                                                           Underlying           Unexercised
                             Shares                                        Unexercised         In-The-Money
                            Acquired                                      Options/SARs         Options/SARs
                               On                         Value           At FY-End (#)        At FY-End ($)
                            Exercise                    Realized          Exercisable/         Exercisable/
      Name                     (#)                         ($)            Unexercisable        Unexercisable
      ----                -------------               -------------       -------------        -------------
Martin Gross, CEO              -                            -              300,000/-0-         $450,000/-0-

Long-Term Incentive Plans Awards in Last Fiscal Year

                                     Number          Performance            Estimated Future Payouts Under
                                   of Shares          or Other               Non-Stock Price-Based Plans
                                    Units or        Period Until            -------------------------------
                                  Other Rights       Maturation             Threshold   Target   Maximum
      Name                            (#)             or Payout                ($or #)  ($or #)    ($ or #)
      ----                    --------------------    ---------             -------------------  ----------
Martin Gross, CEO                       -                 -                      -          -      -

Compensation of Directors

         There are no standard arrangements pursuant to which our directors are compensated for any services provided as director. No additional amounts are payable to our directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

         Except as set forth below, there are no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us, any change in control of us, or a change in the person's responsibilities following such a change in control.

         On June 15, 1999, we entered into a three year employment agreement to employ Martin Gross as our Chief Executive Officer. Under the agreement, we have agreed to pay Mr. Gross salary at the rate of $180,000 per year and a bonus equal to 1% of our annual gross revenues. We also agreed to issue options to purchase 300,000 shares of our common stock, exercisable at $3.35 per share until December 28, 2001. We also granted Mr. Gross 300,000 stock appreciation rights that enable him to exercise the stock options granted to him, and to receive cash or shares, or a combination of both, equal in value to the excess of the fair market value of one share as of the date of exercise, over the option exercise price, multiplied by the number of shares in respect of which the stock appreciation right is exercised. In the event Mr. Gross' employment is terminated during the initial three years of the agreement, without cause, we are obligated to pay him his base salary for the remainder of such three year period.

Incentive and Non-Qualified Stock Option Plan

         On October 8, 1999 our board of directors and a majority of our shareholders adopted the 1999 Stock Option Plan.

         We believe the plan will work to increase the employees', consultants' and employee directors' proprietary interest in VIVA and to align more closely their interests with the interests of our shareholders. We also believe the plan will assist us in attracting and retaining the services of experienced and highly qualified professionals.

         We have reserved an aggregate of 1,500,000 shares of our common stock for issuance upon exercise of options granted under the plan. Our board of directors or a committee of the board administers the plan including, without limitation, the selection of persons who will be granted options under the plan, the type of options to be granted, the number of shares subject to each option and the option price.

         The plan authorizes the issuance of incentive stock options - those qualified under Section 422A of the Internal revenue Code of 1986 - and non-qualified stock options. Our officers, directors, key employees and consultants will be eligible to receive non-qualified options under the plan. Only our officers, directors and employees who are employed by us or any subsidiary are eligible to receive incentive options. In conjunction with all or part of the options granted under the plan, stock appreciation rights may be granted at the time of the grant and in the case of non-qualified options, the SAR may also be granted after the time of grant.

         Incentive options granted under the plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of the grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of our common stock must be at lease 110% of such fair market value as determined on the date of the grant. No plan option may be exercisable more than ten years after the date of its grant and , in the case of an incentive option granted to an optionee who holds greater than 10% of our shares, no more than five years after the date of the grant. The exercise price of the non-qualified options may not be not less than 55% of the fair market value of the underlying shares on the date of the grant.


         The per share price of shares subject to options granted under the plan may be adjusted in the event of certain changes in our capitalization. All plan options are nonassignable and nontransferable, except by will of by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. Options are subject to early termination upon termination of employment, death or disability of the optionee. Options are also subject to cash redemption in the event we undergo a change in control.

         The board of directors may amend, alter, or discontinue the plan to the extent it deems appropriate in our best interests, but no amendment, alteration or discontinuation may impair the rights of an optionee under an option or a recipient of a SAR theretofore granted. In addition, no such amendments shall be made without the approval of our shareholders, to the extent such approval is required by law or agreement. Unless the plan shall theretofore have been discontinued, the plan will terminate on October 7, 2009.

         As of December 31, 1999 options to purchase 1,155,000 shares and 300,000 SARs have been granted under the plan.

ITEM 5.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                  SECURITY HOLDERS


         The following table sets forth, as of March 31, 2000, information known to us relating to the beneficial ownership of our common stock by:


         o each person who is the beneficial owner of more than five percent of our outstanding common stock;
         o         each director;
         o         each executive officer; and
         o         all executive officers and directors as a group.

         As of March 31, 2000, there were 6,934,400 shares of our common stock issued and outstanding. Except as to the beneficial ownership of shares issuable upon exercise of options, the table does not give effect to:

         o the issuance of up to 1,500,000 shares upon exercise of options under our stock option plan, 1,155,000 of which have been awarded;

         o our issuance of up to 89,600 shares in the event of the exercise of outstanding warrants, 25,000 of which have been exercised; or

         o our obligation to issue 192,000 shares and warrants to purchase 128,000 shares pursuant to $800,000 in subscriptions received during February and March 2000

         Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of VIVA Gaming & Resorts Inc., 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada.

         We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock reflected as being beneficially owned by them. Rosemarie Sim is the spouse of Robert Sim. Each disclaims beneficial ownership of the shares owned by the other.


         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days upon the exercise of options, warrants, convertible securities or other understandings. Beneficial assumes that options, warrants or convertible securities that are held by a named person, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus, have been exercise or converted.

                                                     Amount of                 Percentage
               Name of                               Beneficial                    of
          Beneficial Owner                       Ownership of Stock               Class
          ----------------                       ------------------               -----
         Robert Sim                                   640,000                     9.1%
         Rosemarie Sim                                360,000                     5.1%
         Martin Gross                                 330,000                     4.6%
         John D. Lee                                  110,000                     1.6%
         All Executive Officers
           and Directors as a Group
           (4 persons)                              1,440,000                    19.0%

Change of Control.

         There are currently no arrangements known to us, which will or in the future could, result in a change of control of VIVA.

ITEM 6.           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
                  TRANSACTIONS

         Except as set forth below, and in connection with employment agreements described elsewhere in this registration statement, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeded $60,000 and in which any of our directors or executive officers, any security holder who is known by us to own of record or beneficially more than five percent of our common stock, any promoter, or any member of the immediate family of any of the foregoing persons, had a material interest.

         During the fiscal year ended December 31, 1998, we loaned $112,500 to Robert Sim, who, at the time, was one of our officers and directors. The loan was evidenced by a promissory note due and payable on December 31, 1999. In December 1998, the note was modified to provide for the payment of interest at the rate of 6% per year. Outstanding principal and interest on the note was repaid in June 1999.

         During the years ended December 31, 1998 and 1999:

         o Robert Sim, an officer and director, advanced various operating expenses on our behalf, the outstanding balances of which were $13,840 and $108,546 at December 31, 1998 and 1999, respectively;

         o management services were provided to us by Archie Sim and Curtis Sim, the brother and son, respectively, of Robert Sim, each of whom is a shareholder of ours. Management fees of $30,000 were outstanding at December 31,1998, and were settled by the issuance of an aggregate of 750,000 shares in February 1999;

         o R&R Gaming Consultants, Inc., a company controlled by Robert Sim, advanced various operating expenses on our behalf, the outstanding balance of which was $1,369 at December 31, 1999; and

         o we received $67,228 and $4,446 from Watt Shop Communication Ltd., a company in which Robert Sim has a beneficial interest, during the years ended December 31, 1998 and 1999, respectively. Mr. Sim was assigned Watt Shop's right to payment, the outstanding balance of which was $71,674 at December 31, 1999.

         While we do not anticipate that we will enter into additional related-party transactions, and have not adopted any corporate policies for entering into transactions with affiliated parties,

         o we are subject to Section 617.0832 of the Florida Business Corporation Law which requires that transactions between VIVA and one or more of its directors be approved by disinterested directors, be approved by VIVA's shareholders or be fair to VIVA; however,

         o we are not subject to Section 617.0901 of the Florida Business Corporation Law which places additional limitations and restrictions on certain business transactions with affiliated parties.

         Members of our management team, other than Mr. Gross, are not employed by us on a full-time basis. They are involved in other business activities and may, in the future become involved in other businesses. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

ITEM 7.           SECURITIES BEING OFFERED

         The following discussion does not give effect to:

         o        the exercise of 4,000 warrants; or

         o our obligation to issue 192,000 shares and 128,000 warrants to purchase 128,000 shares, in connection with $800,000 in subscriptions received by us during February and March 2000.

Common Stock

         We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, of which 6,934,400 shares are issued and outstanding as of the date of this registration statement. The issued and outstanding shares of common stock are fully paid and non-assessable. Holders of our shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors and to participate ratably in the distribution of any assets legally available for distribution with respect to our common stock. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

         Our articles of incorporation authorize us to issue up to 10,000,000 shares of undesignated, blank check preferred stock, par value $.10, in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the board of directors may determine. As of December 31, 1999, no shares of preferred stock are issued or outstanding.

         We have no present intent to issue shares of preferred stock. The future issuance of preferred stock could dilute our ownership by existing common stock holders and could be used to inhibit a hostile takeover.

Warrants

         In connection with our January 2000 off-shore private placement, we issued common stock purchase warrants to purchase a total of 89,600 shares of our common stock. Each warrant, which is not freely transferable, entitles the owner to purchase one share, until January 14, 2001, for an exercise price of $6.25. None of the warrants have been exercised.

Transfer Agent

         The transfer agent for our common stock is Interstate Transfer Company, 6084 S. 900 E., Suite 101, Salt Lake City, Utah 84121, telephone number
(801) 281-9746.

Shares Eligible For Future Sale

         As of March 31, 2000, we had outstanding an aggregate of 6,934,400 shares of our common stock. Of the total outstanding shares, 6,500,000 shares are freely tradable without restriction or further registration under the Securities Act. The remaining 434,400 shares will be eligible for resale on various dates in 2000 and 2001 under Rule 144.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least a year, including the holding period of any prior owner except an affiliate, is generally entitled to sell within any three month period a number of our shares that does not exceed 1% of the number of outstanding shares. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), may sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

         Sales of our shares pursuant to Rule 144 could have a depressive effect on the market price of our stock.

                                     PART II
                                     -------

ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


         Our shares are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "VIGA". The reported high and low bid prices for our common stock are shown below for the period from inception of trading in May 1999 through March 31, 2000. The closing bid price on April 4, 2000 is also shown. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

         Period                                             High                     Low
         ------                                             ----                     ---
May 14, 1999 - June 30, 1999                                $12.625                  $8.00
July 1, 1999 - September 30, 1999                           $11.375                  $2.00
October 1, 1999 - December 31, 1999                         $5.4375                  $2.875
January 1, 2000 -  March 31, 2000                           $12.875                  $4.50
April 4, 2000                                                            $4.8125

         As of December 31, 1999, there were approximately 106 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

         The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock would be considered a "penny stock". As a result, it may be subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of our securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of our shares to resell them.

ITEM 2.           LEGAL PROCEEDINGS

         We are not a party to any pending legal proceeding and none or our directors, executive officers or affiliates is a party adverse to us or has a material interest adverse to us in any proceeding.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth information relating to all previous sales by us which were not registered under the Securities Act:

         In July 1998, we issued 3,750,000 shares of our common stock, at a price of $0.04 per share, to 44 investors pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), resulting in net proceeds to us of approximately $112,500. No general solicitation or advertising was used in connection with this transaction. The certificates evidencing the shares did not bear a legend restricting their transferability under the Securities Act. Each purchaser had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the offering. Each purchaser represented that he was acquiring the shares for investment purposes.

         In May 1998, we issued 1,500,000 shares to four non-U.S. persons in connection with our acquisition of all of the issued and outstanding shares of Watt Shop Communications Ltd. This transaction was effected outside the United States, to non-U.S. persons, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. In April 1999, we mutually agreed with the selling shareholders of Watt Shop to the rescind the acquisition. As a result, we canceled the 1,500,000 shares we issued to Watt Shop shareholders, and reconveyed to the selling shareholders, Watt Shop shares that we acquired.

         In February 1999, we converted unpaid current liabilities amounting to $110,000 into 2,750,000 shares, at a price of $0.04 per share, to 5 creditors (two of whom were our affiliates or family members of affiliates). These shares were issued pursuant to the requirements of Rule 504 of Regulation D promulgated under the Securities Act. No general solicitation or advertising was used in connection with this transaction. The certificates evidencing the shares did not bear a legend restricting their transferability under the Securities Act. The creditors had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the debt conversion.

         In September 1999 we issued an aggregate of 200,000 shares of common stock to a firm for consulting services. This was an "offshore" transaction, effected outside the United States, to a non-U.S. person, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. The purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         In November 1999 we issued an aggregate of 100,000 shares of Common Stock to a firm for consulting services. This was an "offshore" transaction, effected outside the United States, to a non-U.S. person, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. The purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         In January 2000, we issued 20 units, each unit consisting of 6,000 shares and warrants to purchase 4,000 shares, for an aggregate purchase price of $500,000 or $25,000 per unit. The units were sold to 16 non-U.S. persons. In connection with this transaction, we also issued 14,400 shares and 9,600 warrants to non-U.S. finders who assisted us in identifying the purchasers of units. This was an "offshore" transaction, effected outside the United States, to non-U.S. persons, and was either (a) not subject to the registration provisions of Federal securities laws or (b) was exempt from the registration requirements thereof pursuant to the provisions of Regulation S. The purchasers had access to financial and other information about us and was afforded the opportunity to ask questions of us concerning our operations and the terms of the share issuance. Each purchaser represented that he was acquiring the shares for investment purposes and the documentation evidencing the transaction contained the disclosure required by Regulation S. The certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption from registration.

         We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities during the preceding three years.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our articles of incorporation and bylaws provide that we indemnify our directors and officers to the fullest extent permitted by the Business Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         As authorized by the Florida Business Corporation Law, our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

         o any breach of the director's duty of loyalty to our company or its shareholders;
         o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
         o unlawful payments of dividends or unlawful stock redemptions or repurchases; and
         o any transaction from which the director derived an improper personal benefit.

         This provision limits our rights and the rights of our shareholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any shareholder to seek injunctive relief or rescission if a director breaches his duty of care. These provisions will not alter the liability of directors under federal securities laws.


                                    PART F/S


         Following are our audited financial statements, including the independent auditors' report, the balance sheets as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended and for the period from December 9, 1997 (inception) to December 31, 1999.

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                                TABLE OF CONTENTS
                           DECEMBER 31, 1999 AND 1998




                                                                   PAGE
                                                                   ----

INDEPENDENT AUDITOR'S REPORT                                        F-2

FINANCIAL STATEMENTS

    Balance Sheets                                                  F-3

    Statements of Operations                                        F-4

    Statements of Stockholders' Deficit                             F-5

    Statements of Cash Flows                                     F-6-F-7

    Notes to the Financial Statements                            F-8-F-15

                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors and Stockholders
Viva Gaming & Resorts Inc.
  (Formerly Viva Gaming & Resorts.com Inc.)
Fort Lauderdale, Florida


We have audited the accompanying balance sheets of Viva Gaming & Resorts Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1999 and 1998, and from December 9, 1997 (inception) to December 31, 1999. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viva Gaming & Resorts Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended and for the period from December 9, 1997 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses since inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon its ability to raise additional capital and to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                        GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
April 3, 2000



                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS

                                                                                       DECEMBER 31,
                                                                       --------------------------------------------
                                                                               1999                      1998
                                                                       -----------------         ------------------
CURRENT ASSETS
    Cash                                                               $           3,290
    Loan Advance                                                                                            115,366
    Prepaid Expenses                                                             177,500
    Other Current Assets                                                           4,101
                                                                       -----------------         ------------------

                  Total Current Assets                                           184,891                    115,366

PROPERTY AND EQUIPMENT, Net                                                       11,188
                                                                       -----------------         ------------------

                   Total Assets                                        $         196,079         $          115,366
                                                                       =================         ==================


                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
    Accounts Payable                                                   $          47,710         $          183,323
    Accrued Liabilities                                                           10,393                      9,253
    Advances from Shareholders and Officers                                      293,134
                                                                       -----------------         ------------------

                   Total Current Liabilities                                     351,237                    192,576
                                                                       -----------------         ------------------

COMMITMENTS

STOCKHOLDERS' DEFICIT
    Preferred Stock, Par Value $0.10 Per
      Share; Authorized 10,000,000 Shares;
      Issued and Outstanding - 0 - Shares
    Common Stock, Par Value $0.001 Per
      Share; Authorized 100,000,000 Shares                                         6,740                      3,750
    Common Stock - To be Issued                                                   60,000
    Unearned Consulting Fee                                                      (60,000)
    Additional Paid-in Capital                                                 1,131,210                    108,750
    Deficit Accumulated During the Development Stage                          (1,293,108)                  (189,710)
                                                                       -----------------         ------------------

                                                                                (155,158)                   (77,210)
                                                                       -----------------         ------------------

                                                                       $         196,079         $          115,366
                                                                       =================         ==================


                     The Accompanying Notes are an Integral
                       Part of These Financial Statements
                                       F-3


                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                                    Period From
                                                                                                      December
                                                                       Year Ended                     9, 1997
                                                                       December 31,                  (inception)
                                                      --------------------------------------         to December
                                                            1999                  1998                 31, 1999
                                                      ----------------      ----------------      ----------------
REVENUE                                               $                     $                     $
                                                      ----------------      ----------------      ----------------

EXPENSES
    Consultants                                                 77,178               100,165               177,343
    Depreciation                                                   558                                         558
    Interest                                                                           1,153                 1,153
    Legal and Accounting                                        19,532                 6,157                25,689
    Payroll and Related Costs                                  113,761                34,057               147,818
    Office and Administration                                  100,173                46,189               146,362
    Regulatory, Transfer and Fees                               15,808                 2,508                18,316
    Stock Based Compensation                                   675,450                                     675,450
    Travel, Entertainment and Promotion                        100,438                 4,371               104,809
                                                      ----------------      ----------------      ----------------

                                                             1,102,898               194,600             1,297,498
                                                      ----------------      ----------------      ----------------

                   Loss from Operations Before
                     Other Income (Expense)                 (1,102,898)             (194,600)           (1,297,498)
                                                      ----------------      ----------------      ----------------

OTHER INCOME (EXPENSE)
    Foreign Exchange                                            (3,366)                2,024                (1,342)
    Interest                                                     2,866                 2,866                 5,732
                                                      ----------------      ----------------      ----------------

                   Total Other Income (Expense)                   (500)                4,890                 4,390
                                                      ----------------      ----------------      ----------------

                   Net Loss                           $     (1,103,398)     $       (189,710)     $     (1,293,108)
                                                      ================      ================      ================

Weighted Average Shares of Common
    Stock Outstanding                                        6,232,027             3,750,000             5,400,164
                                                      ----------------      ----------------      ----------------

Loss Per Share - Basic and Diluted                    $          (0.18)     $          (0.05)     $          (0.24)
                                                      ================      ================      ================

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements
                                       F-4


                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' DEFICIT



                                                                                                                       Deficit
                                                                      Common        Unearned      Additional      Accumulated During
                                            Common Stock            Stock to be    Consulting       Paid-in        the Development
                                      Shares           Amount         Issued          Fees          Capital             Stage
                                      ------           ------         ------          ----          -------             -----
Initial Capitalization on
    June 30, 1998 for Cash             3,750,000          $ 3,750       $              $            $   108,750    $

Net Loss                                                                                                                  (189,710)
                                   -------------   --------------  -------------  -------------  --------------   ----------------

Balance as of December 31, 1998        3,750,000            3,750                                       108,750           (189,710)

Shares Issued for:
    Settlement of Accounts Payable     2,750,000            2,750                                       107,250
    Consulting Services                  200,000              200                                       199,800
    Consulting Services                   40,000               40         60,000        (60,000)         39,960

Stock Options Granted to
    Non-Employees for Services                                                                          675,450

Net Loss                                                                                                                (1,103,398)

                                   -------------   --------------  -------------  -------------  --------------   ----------------
Balance as of December 31, 1999        6,740,000          $ 6,740       $ 60,000       $(60,000)    $ 1,131,210    $    (1,293,108)
                                   =============   ==============  =============  =============  ==============   ================


                     The Accompanying Notes are an Integral
                       Part of These Financial Statements
                                       F-5

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS



                                                                                                     Period From
                                                                                                       December
                                                                       Year Ended                       9, 1997
                                                                       December 31,                  (inception)
                                                       -------------------------------------         to December
                                                            1999                  1998                31, 1999
                                                       ----------------      ---------------     ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net Loss                                        $     (1,103,398)     $       (189,710)     $     (1,293,108)
      Adjustments to Reconcile Net
        Loss to Net Cash Provided By (Used in)
        Operating Activities:
           Depreciation Expense                                    558                                         558
           Compensation Cost of Stock Options                  675,450                                     675,450
           Issuance of Common Shares for Services               62,500                                      62,500
           Change in Assets and Liabilities:
             Increase in Prepaid Expenses and
               Other Current Assets                             (4,101)                                     (4,101)
             Increase (Decrease) in Accounts
               Payable and Accrued Liabilities                 (24,473)              192,576               168,103
                                                      ----------------      ----------------      ----------------

                   Net Cash Provided By
                     (Used in) Operating Activities           (393,464)                2,866              (390,598)
                                                      ----------------      ----------------      ----------------


CASH FLOWS FROM INVESTING ACTIVITIES
      Acquisition of Property and Equipment                    (11,746)                                    (11,746)
                                                      ----------------      ----------------      ----------------


CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from the Issuance of
        Common Stock                                                                 112,500               112,500
      Advances to Stockholder                                                       (115,366)             (115,366)
      Proceeds from Note Payable                                                     112,500               112,500
      Repayment of Note Payable                                                     (112,500)             (112,500)
      Advances from Shareholders and Officers                  293,134                                     293,134
      Repayment of Shareholder Advance                         115,366                                     115,366
                                                      ----------------      ----------------      ----------------

                   Net Cash Provided By (Used in)
                     Financing Activities                      408,500                (2,866)              405,634
                                                      ----------------      ----------------      ----------------

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements
                                       F-6



                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS (CONTINUED)




                                                                                                     Period From
                                                                                                       December
                                                                       Year Ended                      9, 1997
                                                                       December 31,                  (inception)
                                                       ------------------------------------          to December
                                                            1999                  1998                31, 1999
                                                       --------------        --------------       ---------------
                   Increase (Decrease) in Cash
                     and Cash Equivalents              $        3,290        $                     $        3,290
                                                       --------------        --------------        --------------

Cash and Cash Equivalents:

      Beginning
                                                       --------------        --------------        --------------
      Ending                                           $        3,290        $                              3,290
                                                       ==============        ==============        ==============


SUPPLEMENTARY DISCLOSURE OF
    CASH FLOW INFORMATION:

      Cash Paid for Interest                           $                     $        1,153        $        1,153
                                                       ==============        ==============        ==============


SUPPLEMENTARY DISCLOSURE OF NONCASH
    INVESTING AND FINANCING ACTIVITIES:
      Issuance of Common Stock
        for Services                                   $      240,000        $                     $      240,000
                                                       ==============        ==============        ==============
      Issuance of Common Stock for
        Repayment of Accounts Payable                  $      110,000        $                     $      110,000
                                                       ==============        ==============        ==============
      Stock Options Granted to
        Non-Employees for Services                     $      675,450        $                     $      675,450
                                                       ==============        ==============        ==============

                     The Accompanying Notes are an Integral
                       Part of These Financial Statements
                                       F-7

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 1:           NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------

Viva Gaming & Resorts Inc. (formerly Viva Gaming & Resorts.com Inc.) (the "Company") was incorporated under the laws of the State of Florida on December 9, 1997. The Company is currently engaged in the management and development of gaming assets in North America and plans to seek acquisitions of casino properties in niche markets during fiscal 2000. The Company was originally established to engage in the sale and rental of wireless telecommunication services and equipment, through the operation of retail outlets, primarily in Western Canada. As of December 31, 1999, the Company was in the development stage, planned operations have not commenced and its activities were limited to negotiating the acquisition of existing gaming outlets.

In May 1999, the Company changed its name from Watt Comm International, Inc. to Viva Gaming & Resorts.com Inc. In addition, the number of preferred stock shares increased from 3,000,000 to 10,000,000 shares.

In October 1999, the Company changed its name from Viva Gaming & Resorts.com Inc. to Viva Gaming & Resorts Inc.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
----------------------

Property and Equipment are stated at cost and depreciated on the straight-line basis over the assets' estimated useful lives.

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 1:           NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
                  (CONTINUED)

Net Loss per Share
------------------

Basic and diluted net loss per share represents net loss divided by the weighted average number of shares outstanding for the period.

Fair Value of Financial Instruments
-----------------------------------

The carrying amount of cash, prepaid expenses, accounts payable and advances from shareholders and officers approximate fair value because of the short maturity of the instruments and the provision, if any, for what management believes to be adequate reserves for potential losses.

Long-Lived Assets
-----------------

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Accounting for Stock-Based Compensation
---------------------------------------

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") establishes the use of fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered.

The Company accounts for non-employee stock-based awards in which services are the consideration received for the equity instruments issued in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

As permitted under SFAS No. 123, the Company has elected not to adopt the fair value based method of accounting for its stock based compensation plan but to account for such compensation using the intrinsic value method under the provisions of Accounting Principles Board (APB) Opinion No. 25.

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 2:           GOING CONCERN

The financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a net loss of $189,710 since inception to December 31, 1998, and a net loss of $427,948 for the year ended December 31, 1999. In February 2000, the Company issued 20 units consisting of 6,000 shares and warrants to purchase up to 4,000 shares in a private placement, for an aggregate purchase price of $500,000. In March 2000, the Company entered an offering period for another private placement of common shares and warrants to purchase common shares in order to raise an additional $2,500,000 (Note 10). Although the Company has raised some additional capital, the Company's continued existence is dependent upon its ability to successfully market and sell its services. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.


NOTE 3:           PREPAID EXPENSES

Prepaid expenses resulted from the issuance of 240,000 shares of common stock, valued at $1 per share, to consultants under agreements to provide business development services through December 2000. An additional 60,000 shares is to be issued in the first quarter of 2000, under one of these agreements. Amounts related to the shares to be issued have been recorded as a reduction of equity. The prepaid expenses are to be amortized over the life of the consulting agreements.


NOTE 4:           PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1999:

                                                                                          Lives
                                                                                        In Years
                                                                                        --------
                  Furniture                                   $      10,411                  7
                  Computer Equipment                                  1,335                  3
                                                              -------------
                                                                     11,746

                  Less:  Accumulated Depreciation                       558
                                                              -------------

                                                              $      11,188
                                                              =============


                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 5:           CAPITAL STRUCTURE

Preferred Stock
---------------

The Company has 10,000,000 shares of preferred stock (par value $0.10) authorized. The Board has the authority to issue the shares in one or more series and to fix the designations, preferences, powers and other rights as it deems appropriate. No shares of preferred stock have been issued.

Common Stock
------------

The Company has 100,000,000 shares of common stock (par value $0.001) authorized. Common stock has one vote per share for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption or conversion rights.

During 1999, the Company issued 240,000 shares of common stock for services (Note 3).

The Company has reserved 1,560,000 shares of common stock for issuance under the stock option plan and for issuance under a consulting agreement (Notes 2 and 6).


NOTE 6:           STOCK OPTIONS

In October, 1999, the Board of Directors and majority shareholders approved the 1999 Stock Option Plan (the "Plan") with 1,500,000 shares of common stock reserved for the grant of incentive stock options, non-qualified stock options, or stock appreciation rights to officers, directors, employees, and consultants of the Company, its subsidiaries, and affiliates. The option price per share of common stock purchasable under a non-qualified stock option will not be less that 55% of the fair market value of the common stock subject to the stock option on the date of grant. The option price per share of common stock purchasable under an incentive stock option will not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant. The committee designated by the Board of Directors fixes the term of the stock option, but no incentive stock option is exercisable more than ten years after the date the stock option is granted.

Pursuant to the Plan, the Company granted 855,000 non-qualified stock options, 300,000 incentive stock options, and 300,000 stock appreciation rights to certain employees and independent contractors. The stock options are immediately exercisable for a period of two years and enable the holders to purchase shares of the Company's common stock at exercise prices ranging from $3.35 and $5.25. The stock appreciation rights permit the holder, upon surrendering all of the related stock options to receive cash, common stock, or a combination thereof, in an amount equal to 100 percent of the difference between the market price and the option price.

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 6:           STOCK OPTIONS (CONTINUED)

For the year ended December 31, 1999, the Company recorded stock compensation expense, resulting from the issuance of non-qualified stock options to non-employees of $675,450.

A summary of the status of the Company's stock options as of December 31, 1999 and the changes during the year is presented below:

                                                                                          1999
                                                                       -------------------------------------------

                                                                                                     WEIGHTED
                                                                                                      AVERAGE
                                                                                                     EXERCISE
STOCK OPTIONS                                                              SHARES                      PRICE
                                                                       -----------------         -----------------
Outstanding at Beginning of Year                                                       0         $               0
Granted                                                                        1,155,000                      3.71
Exercised
Forfeited
                                                                       -----------------         -----------------
Outstanding at December 31                                                     1,155,000         $            3.71
                                                                       =================         =================


The following table summarizes information about incentive and non-qualified stock options outstanding at December 31, 1999:

                                                       Outstanding                       Exercisable
                                    --------------------------------------------   ---------------------------
                                                       Weighted
                                        Number          Average       Weighted        Number        Weighted
Range of                             Outstanding       Remaining      Average      Exercisable      Average
Exercise                             at December      Contractual     Exercise     at December      Exercise
 Prices                                31, 1999           Life         Price        31, 1999          Price
--------                            --------------    ------------   -----------   ----------     ------------
Incentive Stock Options
$3.35                                     300,000           2          $   3.35          300,000    $   3.35

Non-Qualified Stock Options
$3.35 - $5.25                             855,000           2              3.84          855,000        3.84

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS




NOTE 6:           STOCK OPTIONS (CONTINUED)

The Company applied Accountant's Principles Board Opinion No. 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for the incentive stock options granted to employees under its stock option plan in its statements of operations. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, the pro forma amounts for net income and basic and diluted loss per share are as indicated below:

                                                                           Year Ended            Inception Through
                                                                              1999               December 31, 1999
                                                                       ------------------        -----------------
Net Loss as Reported                                                   $      (1,103,398)        $       (1,293,108)
Pro Forma                                                              $      (1,382,398)        $       (1,572,108)

Basic and Diluted Net Loss Per Share:
  As Reported                                                          $           (0.18)        $            (0.24)
  Pro Forma                                                            $           (0.22)        $            (0.29)

The weighted average fair value of options granted to employees was $0.93 in 1999. The fair value of each option was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.61%, dividend yield of 0%, an expected life of two years, and a volatility factor of 55.06%.


NOTE 7:           INCOME TAXES

The deficit accumulated during the development stage (inception through December 31, 1999) of approximately $1,293,000 is comprised of approximately $618,000 which is to be capitalized for income tax purposes as accumulated start-up costs, and is to be amortized over a sixty month period when operations commence and the deficit caused by the recording of compensation cost of stock options of approximately $675,000 which is not recognized for tax purposes until exercised. The Company has recorded a valuation allowance of approximately $485,000 with respect to any future tax benefits arising from the amortization of the start-up costs and the granting of the options due to the uncertainty of their ultimate realization. During the year the valuation allowance increased by $428,000.


NOTE 8:  ADVANCES FROM SHAREHOLDERS AND OFFICERS

During the year, certain shareholders and officers made advances to the Company. The outstanding balance as of December 31, 1999 and 1998 was $293,134 and $0, respectively. The advances are non-interest bearing and due on demand.

                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 8:           ADVANCES FROM SHAREHOLDERS AND OFFICERS (CONTINUED)

During 1998, the Company entered into a loan agreement with an officer of the corporation for $112,500. In June 1999, the loan was repaid in full.

During 1999 and 1998, a director and an officer paid various operating expenses for the Company. The outstanding balance as of December 31, 1999 and 1998 was $4,678 and $13,840, respectively, which was included in accounts payable and accrued liabilities.


NOTE 9:           COMMITMENTS

Employment Agreement
--------------------

The Company has entered into an employment agreement (the "Agreement") with an individual to act as the President and Chief Executive Officer of the Company. The Agreement is effective June 15, 1999 and continues through June 15, 2002. At the end of this term, the Agreement shall automatically renew for successive one-year terms, unless cancelled by either party. In the initial year, the Company is obligated to pay the President a base salary of $180,000. For any renewal terms of the Agreement, this base salary will be adjusted based on performance. In addition to the base salary, the President is eligible for an annual bonus of one percent of the gross revenues of the Company. Management fees aggregate $107,443, $0, and $107,443 for the years ended December 31, 1999 and 1998, and the period from December 9, 1997 (inception) to December 31, 1999, respectively.

Operating Leases
----------------

The Company has entered into a noncancelable operating lease for the facility in Nevada. The lease provides for monthly base rents plus general service expenses. The lease expires on July 31, 2000. Subsequent to December 31, 1999, the Company entered into a noncancelable lease for land located in Corpus Christi, Texas to operate day cruises. This lease provides for monthly base rent plus tax, operating expenses and other additional charges. The lease expires in May 2005 (Note 10).

Future minimum lease payments under the noncancelable operating leases for each of the years subsequent to December 31, 1999 are as follows:

                  Years Ending December 31,
                  -------------------------
                               2000                           $           46,845
                               2001                                       38,400
                               2002                                       38,400
                               2003                                       38,400
                               2004                                       38,400
                               Thereafter                                 12,800
                                                              ------------------

                                                              $          213,245
                                                              ==================


                           VIVA GAMING & RESORTS INC.
                    (Formerly Viva Gaming & Resorts.com Inc.)
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS



NOTE 9:           COMMITMENTS (CONTINUED)

Rent expense aggregated $18,293, $5,400, and $23,693 for the years ended December 31, 1999 and 1998, and the period from December 9, 1997 (inception) to December 31, 1999, respectively.


NOTE 10:          SUBSEQUENT EVENTS

Private Placement
-----------------

In January 2000, the Company offered units consisting of shares and warrants to purchase additional shares of its $0.001 par value common stock in a private placement. In connection with this private placement, the Company issued 120,000 shares of common stock and 80,000 warrants to purchase additional shares of common stock. The Company also issued 14,400 shares and 9,600 warrants as a fee for assistance in this private placement. Net proceeds of $430,000 were received from this private placement.

In March 2000, the Company offered units consisting of shares and warrants to purchase additional shares of its $0.001 par value common stock in a private placement. The Company is offering up to 50 units at a purchase price of $50,000 per unit, for a total of $2,500,000. Each unit consists of 12,000 shares of the Company's common stock and 8,000 options to purchase 8,000 shares of common stock. As of March 31, 2000, the Company had placed $800,000 in shares.

Lease Agreement
---------------

In March 2000, the Company entered into a five-year lease agreement (the "Lease") with the Port of Corpus Christi that covers a six-acre parcel of land located at Harbor Island. The Company has plans to develop and operate day cruises that will entertain a minimum of 1,500 adult passengers daily. The monthly fee for the lease is $3,200.

Limited Liability Company Formation
-----------------------------------

In March 2000, the Company formed Corpus Christi Day Cruises, LLC in the state of Nevada. The LLC was formed to operate the Lease noted above.

Consulting Agreement
--------------------

In February 2000, the Company entered into a six-month consulting agreement with an individual. The consulting agreement requires a monthly fee of $5,000.

                                    PART III
                                    --------

ITEM 1.           INDEX TO EXHIBITS


Exhibit                       Description of Document
-------                       -----------------------
3.1                  Articles of Incorporation, as amended (1)
3.2                  Articles of Amendment changing name and authorized capital (1)
3.3                  Articles of Amendment changing name (1)
3.4                  By-Laws (1)
10.1                 1999 Stock Option Plan (1)
10.2                 Employment Agreement with Martin Gross (1)
10.3                 Office Lease Covering Las Vegas, Nevada Office (1)
10.4                 Memorandum of Understanding for Roseau River Project (1)
10.5                 Memorandum of Understanding for Onion Lake Project (1)
27                   Financial Data Schedule (2)

--------------

(1) Previously filed
(2) Filed herewith

                                   SIGNATURES


                  In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            VIVA GAMING & RESORTS INC.



                                            By: /s/ Robert Sim
                                            ------------------------
                                                Robert Sim, Chairman



Date: April 10, 2000